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PricewaterhouseCoopers LLP

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Dallas TX 75201-2997

Telephone (214) 999 1400

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Report of Independent Registered Public Accounting Firm

To the Board of Directors of The First American Corporation:

We have examined First American Real Estate Tax Service LLC's (the "Company"), an indirect subsidiary of The First American Corporation, compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB for all loans for the residential and commercial mortgage loan outsourcing customers for which the Company served as the residential and commercial tax service provider (the "Platform") described in the accompanying Report on Assessment of Compliance, as of December 31, 2008 and for the year then ended, only including 1122(d)(1)(iv), 1122(d)(2)(v), 1122(d)(2)(vi), 1122(d)(2)(vii), 1122(d)(4)(xi), 1122(d)(4)(xii) and 1122(d)(4)(xiii), which the Company has determined are applicable to the servicing activities performed by it with respect to the Platform. Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on the Company's compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of selected servicing activities related to the Platform, and determining whether the Company performed those selected activities in compliance with the applicable servicing criteria. Our procedures were limited to the selected servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to detect noncompliance arising from errors that may have occurred prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

Our examination disclosed the following material noncompliance with the servicing criteria set forth in Item 1122(d)(2)(vii)(D) of Regulation AB applicable to the Company during the yearended December 31, 2008. Account reconciliations related to bank accounts contained reconciling items which were not resolved within ninety (90) calendar days of their original identification.

In our opinion, except for the material noncompliance described in the preceding paragraph, First American Real Estate Tax Services LLC complied with the aforementioned applicable servicing criteria as of and for the yearended December 31, 2008 for all loans for the residential and commercial mortgage loan outsourcing customers for which the Company served as the residential and commercial tax service provider, in all material respects.

/s/ PricewaterhouseCoopers LLP

February 23, 2009

Dallas, Texas